

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 14, 2017

Christopher Bruno
President
RSE Markets, Inc.
41 West 25th Street, 8th Floor
New York, NY 10010

> **Re: RSE Collection, LLC**
> **Offering Statement on Form 1-A**
> **Filed June 30, 2017**
> **File No. 024-10717**

Dear Mr. Bruno:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 that you intend to provide financial statements for each series in periodic reports filed under Regulation A or under the Securities Exchange Act. Please include audited financial statements for Series #69BM1 LLC in this offering statement. In addition, tell us your consideration of providing audited financial statements for each of the other series in addition to the financial statements of the combined company in this offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Christopher Bruno
RSE Markets, Inc.
July 14, 2017
Page 2

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Kristin Shifflett at (202) 551-3375 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Maximilian F. Niederste-Ostholt
        Chief Financial Officer

        Daniel McAvoy, Esq.
        Nixon Peabody LLP